

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 27, 2007

By Facsimile and U.S. Mail

Mr. David M. Demshur
Chief Executive Officer
Core Laboratories NV
Herengracht 424
1017 BZ Amsterdam
The Netherlands

> **Re: Core Laboratories NV**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 20, 2007**
> **Response Letter Dated June 7, 2007**
> **File No. 001-14273**

Dear Mr. Demshur:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> Jill Davis
> Branch Chief